Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Nimbus Engineering Inc.
2030 Vallejo St, Unit 803
San Francisco, CA 94123
https://nimbus.energy/

Up to $1,069,998.96 in Common Stock at $3.89
Minimum Target Amount: $9,997.30

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Nimbus Engineering Inc.
Address: 2030 Vallejo St, Unit 803, San Francisco, CA 94123
State of Incorporation: DE
Date Incorporated: January 04, 2017

Terms:

Equity

Offering Minimum: $9,997.30 | 2,570 shares of Common Stock
Offering Maximum: $1,069,998.96 | 275,064 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.89
Minimum Investment Amount (per investor): $248.96

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

Tier 1 Perk — Invest $1,000+ and receive 5% bonus shares

Tier 2 Perk — Invest $2,500+ and receive Power Relay System + 10% bonus shares

Tier 3 Perk — Invest $10,000+ and receive 15% bonus shares

Tier 4 Perk — Invest $25,000+ and receive 20% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Nimbus Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.89 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $389. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Nimbus Engineering Inc (the "Company") is a corporation organized under the laws of the state of Delaware that uses proprietary light-based energy technology to power remote and industrial assets at a distance. The Company's business model consists of hardware sales and subscriptions focused on industrial automation, robotics, and electric vehicles. Our wireless power systems are sold across the world via our website as well as direct-to-consumer businesses online. The Company has productized some of the most advanced wireless power technology on the market. We hold the patents for this technology. We have commercial interest from Fortune 50 corporations. This includes multiple projects designed to save them money on battery replacement costs.

The Company has been granted 3 US utility patents which were filed internationally, as well as another 2 patents pending, to Nimbus Engineering Inc., filed with the USPTO on March 5, 2018. In addition to this, Nimbus has other IP that it has developed including proprietary manufacturing techniques and material augmentation.

Competitors and Industry

The Wireless Power market is currently estimated at $12.6B and is projected to grow at 30% CAGR and is predicted to reach $185.9B in revenue by 2030.*

*Source: https://www.yahoo.com/now/global-wireless-charging-market-2021-100800966.html#:~:text=The%20Global%20Wireless%20Charging%20Market,30.0%25%20from%202021%2D203(

The Company has several major competitors in the Wireless Power market. Some of the top competitors in our industry include: WiTricity, Energous, Ossia. WiTricity is the industry leader and the Company's primary competition in the Wireless Power industry. Energous also owns a significant market share and provides their customers with the ability to wirelessly trickle charge small consumer devices over the course of several hours. Ossia is a direct competitor of similar size and development. WiTricity is currently valued between $100M and $500M. Despite the present competitive landscape, we believe the Company stands out in the Wireless Power industry because Nimbus can deliver far higher power at greater distances (50-1,000 ft and beyond). This allows Nimbus to power autonomous mobile robots and other assets at a distance, providing them power as they work so they never need to stop to charge.

Current Stage and Roadmap

The Company's Wireless Power Systems are currently on the market and generating sales.

The Company's efforts for the next few years will be focused on expanding market share, partnering with a Contract Manufacturer, filing and maintaining our IP portfolio internationally as well as R&D for future product lines at our customers' request. We have several new product launches planned over the next 12 months, including: Standard AMR charging solution and a consumer Smart Home product.

The Team

Officers and Directors

Name: William Frederick Diggins II

William Frederick Diggins II's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: January 04, 2017 - Present
  Responsibilities: Business strategy, company management, talent acquisition, patent portfolio management, fund raising, project management. Mr. Diggins has 3.5 million shares vested over 4 years and receives compensation of $1,000/mo for living expenses.

Name: Alex Diggins

Alex Diggins's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: January 04, 2017 - Present
  Responsibilities: Technology development. Mr. Diggins has 3.5 million shares vested over 4 years and receives compensation of $1,000/mo for living expenses.

Name: William Frederick Diggins

William Frederick Diggins's current primary role is with DeNardo Consulting Group. William Frederick Diggins currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman
  Dates of Service: January 04, 2017 - Present
  Responsibilities: Business Strategy / Management. Mr. Diggins has 3.5 million shares.

Other business experience in the past three years:

- **Employer:** DeNardo Consulting Group
  Title: Senior Consultant
  Dates of Service: May 10, 2009 - Present
  Responsibilities: Lead Consultant / Senior manager

Name: Matt Jerrild

Matt Jerrild's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: January 04, 2017 - Present
  Responsibilities: Accounting / finance strategy. Mr. Jerrild has 1.25 million shares and receives compensation of $1,000/mo for living expenses.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
If we need more capital, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Common Stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and

possibly a lower purchase price per share.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing Wireless Power to both Businesses and consumers. Our revenues are therefore dependent upon the market for Wireless Power.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can’t get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
Nimbus Engineering Inc. was formed on January 4, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Nimbus Engineering Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be

affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
William F Diggins II	3,500,000	Common Stock	28.0%
Alexender Diggins	3,500,000	Common Stock	28.0%
William F Diggins	3,500,000	Common Stock	28.0%

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 275,064 of Common Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 12,500,000 outstanding.

Voting Rights

1 vote per share. Please see the voting rights of securities sold in this offering below.

Material Rights

The total number of shares outstanding on a fully diluted basis, 12,843,750 shares, includes 10,500,000 shares of Common Stock, 343,750 shares of Preferred Stock, and 2,000,0000 shares of stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 343,750 with a total of 343,750 outstanding.

Voting Rights

Votes together with the Common Stock on all matters on an as converted basis.

Material Rights

Liquidation preference: One times the Original Issue Price plus declared but unpaid dividends on each share of Series Seed, balance of proceeds paid to Common. A merger, reorganization or similar transaction will be treated as a liquidation.

Conversion rights: Convertible into one share of Common (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,555,000.00
Maturity Date: August 04, 2022
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: Priced equity round

Material Rights

In the event that a liquidation event occurs, the convertible noteholders will have their investments automatically convert into preferred stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $430,000.00
  Use of proceeds: R&D/productization / IP
  Date: February 03, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: R&D
  Date: December 26, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $25,000.00
  Use of proceeds: R&D
  Date: February 04, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31st, 2021, vs. year ended December 31st, 2020

<u>Revenue</u>

Revenue in 2021 was $0, a decrease of $150,000.00, year over year. This was in large part due to a gap in our own product development cycle which extended product lead times by as much as 16 weeks. We believe that our 2022 product development cycles will more than compensate for the 2021 lag and we expect revenue to rebound this year. Additionally, we expect additional government contracts, ranging from $225,000.00 ($225,000.00 has been awarded and is on contract for 2022) to $1.5M (pending), to be awarded over the next 12 months of operations.

<u>Cost of Sales</u>

Our 2021 cost of sales was $0, compared to $99,528 in 2020.

<u>Gross Margins</u>

Gross margins in the year ended 2021 do not apply. Gross margins in 2020 were approximately 34%. We expect to increase our gross margins by approximately 7% to 10% on future sales cycles resulting from a lower non-recurring engineering (NRE) expense.

<u>Expenses</u>

The company's expenses consist of marketing expenses, compensation and benefits, non-recurring engineering, research and development, professional fees for patents and patent maintenance. Expenses in the year ended 2021 were $449,948, up from $383,514. The significant items increasing the overall expense were payroll and benefits expense ($25k), advertising expense ($25k), interest charges ($3K), and supplies and materials expense ($13k).

Historical results and cash flows:

The Company is currently in the initial production stage and revenue generation. We are of the opinion that historical cash flows will be indicative of the revenue and cash flows expected for the future because we have found product market fit. Past cash was primarily generated through sales & equity investments. Our goal is to increase market adoption and revenues.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of February 2022, the Company has capital resources available in the form of a capital contribution in the amount of $100,000 and about $50,000 in cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

We have other funds and capital resources available in addition to the funds generated from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 20% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 18 months. This is based on a current monthly burn rate of $30,000 for expenses related to product development, patent filings, customer aquisition.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for approximately 18 months. This is based on a current monthly burn rate of $30,000 for expenses related to product development, patent filings and customer acquisition.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including Venture Capital and owners' contribution.

Indebtedness

- **Creditor:** American Express
  Amount Owed: $26,202.30
  Interest Rate: 18.66%

- **Creditor:** JP Morgan Chase
  Amount Owed: $53,731.26
  Interest Rate: 18.66%

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $49,962,187.50

Valuation Details:

Nimbus Engineering is offering a $1.07M USD equity sale at a $50M USD pre-money valuation to reflect its present and future value in the growing markets for automation technologies. Fundamentally, we believe Nimbus company provides its customers with a true advantage over the competition by providing more power (kilowatts), over a further distance (meters), for a lower cost.

Nimbus executed a priced equity sale in 2017 valuing the company at $10M USD, pre-money. Since this financing event, Nimbus has been granted three (3) full utility patents domestically, and has several other patents pending both domestically and internationally; Nimbus holds exclusive patents on the technology. Additionally, in 2020, Nimbus achieved its first revenue for a pilot project with one of the world's largest retailers.

Nimbus has identified several inefficiencies within [automated] industrial warehouse environments that they are uniquely positioned to serve because of their high-power, long-distance energy technology. These problems range from inadequate/excess charging infrastructure, high material costs, excessive battery replacements, and inadequate utility rates of robotic systems, all of which are not easily solved using traditional technologies such as magnetic induction or radio frequency wireless power platforms. The market for wireless power is growing at a staggering 30% CAGR and is projected to reach nearly $186 billion (USD) by 2030* (up from only $12.7 billion USD in 2020).

Finally, Nimbus has generated revenue from one of the world's largest companies while holding patents for our technology (as stated above) and **we have released a product for sale**. This is a tremendous differentiator for our company in comparison to other large competitors such as Ossia, YTricity, and WigL (on StartEngine currently at a $147M pre-money valuation). All of these companies are valued at over $100M with no available product for purchase (at the time when they were first valued over $100M), while also having raised $10's of millions of dollars (WiGL having raised at least $5M). These companies are valued highly due to the fact that **IF** their technology is able of being productized and they find a large (by volume) application, they may one day be extremely valuable. The fact that Nimbus has a product in the market is a massive reason for our modest valuation. Furthermore, Energous, another wireless power competitor, went public and was valued at over $100M while only having generated $725k in revenue and no available product for purchase at that time.

Comparatively, Nimbus has generated similar revenues and currently has no competitors (which we are aware of) capable of providing the service that we can with our technology for our customers: **and the product is available for purchase today**.

In summary, our very highly valued competitors are selling hopes and dreams - Nimbus has technology for purchase that is here today while having generated revenue from one of the world's largest companies and negotiating a contract with Amazon. We believe our future is bright.

* https://www.yahoo.com/now/global-wireless-charging-market-2021-100800966.html#:~:text=The%20Global%20Wireless%20Charging%20Market,30.0%25%20from%202021%2D203(
The Company set its valuation internally without a formal-third party independent evaluation.

The total number of shares outstanding on a fully diluted basis,12,843,750 shares, includes 10,500,000 shares of Common Stock, 343,750 shares of Preferred Stock, and 2,000,0000 shares of stock options, reserved but unissued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,555,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,997.30 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  96.5%
  Our funds will be used for operations such as paying our world class team of engineers, filing more IP, maintaining our current IP Portfolio.

If we raise the over allotment amount of $1,069,998.96, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  5.0%
  We will launch a marketing campaign with a professional marketing team (out sourced). Raising awareness of our solution and technology will help increase our pipeline substantially.

- *Research & Development*
  25.0%
  We are constantly improving our cutting edge technology. In order to stay at the forefront of technological innovation, we must always continue to push the limits of what we can do with out technology.

- *Company Employment*
  15.0%
  A small part of our funds raised will go to paying the salaries of our founding team.

- *Operations*
  51.5%
  The remainder of our funds will be used for operations such as paying our world class team of engineers, filing more IP, maintaining our current IP.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://nimbus.energy/ (https://nimbus.energy/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/nimbus

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Nimbus Engineering Inc.

[See attached]

NIMBUS ENGINEERING INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Nimbus Engineering Inc.
San Francisco, California

We have reviewed the accompanying financial statements of Nimbus Engineering Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 11, 2022
Los Angeles, California

NIMBUS ENGINEERING INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	54,628	$	33,559
Total current assets		**54,628**		**33,559**
Property and equipment, net		10,129		13,505
Intangible assets		21,579		24,277
Total assets	**$**	**86,336**	**$**	**71,341**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Account payables	$	145,107	$	107,299
Credit Card		83,123		77,225
Convertible Note		1,555,000		1,125,000
Accrued Interest on Convertible Notes		305,300		212,000
Total current liabilities		**2,088,530**		**1,521,525**
Total liabilities		**2,088,530**		**1,521,525**
STOCKHOLDERS EQUITY				
Common Stock		1,175		1,175
Additional Paid In Capital		283,676		283,065
Retained earnings/(Accumulated Deficit)		(2,287,045)		(1,734,424)
Total stockholders' equity		**(2,002,193)**		**(1,450,184)**
Total liabilities and stockholders' equity	**$**	**86,336**	**$**	**71,341**

See accompanying notes to financial statements.

NIMBUS ENGINEERING INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ -	$ 150,000
Cost of goods sold	-	-
Gross profit	-	150,000
Operating expenses		
General and administrative	351,428	275,230
Research and development	73,037	108,231
Sales and marketing	25,482	52
Total operating expenses	449,948	383,514
Operating income/(loss)	(449,948)	(233,514)
Interest expense	100,974	110,288
Other Loss/(Income)	1,700	394
Income/(Loss) before provision for income taxes	(552,621)	(344,195)
Provision/(Benefit) for income taxes	-	1,290
Net income/(Net Loss)	**$ (552,621)**	**$ (345,485)**

See accompanying notes to financial statements.

NIMBUS ENGINEERING INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stocks		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount			
Balance—December 31, 2019	11,750,000	**$ 1,175**	**$ 282,419**	**$ (1,388,939)**	**$ (1,105,344)**
Issuance of Stocks					
Share-Based Compensation			588		588
Capital contribution			58		58
Net income/(loss)				(345,485)	(345,485)
Balance—December 31, 2020	11,750,000	1,175	283,065	$ (1,734,424)	**$ (1,450,184)**
Issuance of Stocks	-	-	-		-
Share-Based Compensation			291		291
Capital contribution			320		320
Net income/(loss)				(552,621)	(552,621)
Balance—December 31, 2021	**11,750,000**	**$ 1,175**	**$ 283,676**	**$ (2,287,045)**	**$ (2,002,193)**

See accompanying notes to financial statements.

NIMBUS ENGINEERING INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2021**		**2020**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(552,621)	$	(345,485)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		3,376		3,376
Amortization of intangibles		2,697		2,697
Share-based compensation		291		588
Changes in operating assets and liabilities:				
Account payables		37,808		44,840
Accrued Interest on Convertible Notes		93,300		106,000
Credit Cards		5,897		45,432
Net cash provided/(used) by operating activities		**(409,251)**		**(142,552)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		(50)
Net cash provided/(used) in investing activities		**-**		**(50)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		320		58
Borrowing on Convertible Notes		430,000		-
Net cash provided/(used) by financing activities		**430,320**		**58**
Change in cash		21,069		(142,544)
Cash—beginning of year		33,559		176,103
Cash—end of year	**$**	**54,628**	**$**	**33,559**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	100,974	$	110,288
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Nimbus Engineering Inc. was incorporated on January 4, 2017 in the state of Delaware. The financial statements of Nimbus Engineering Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Francisco, California.

Nimbus Engineering Inc. is leading the industry in long-range wireless power solutions. Our proprietary Power Relay™ technology allows you to easily power remote and autonomous systems using light. Our solution enables systems to run continuously without having to stop to charge, saving you time, increasing productivity, and reducing wear and tear on expensive battery packs.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Furniture & Fixtures	5 years
Machinery & Equipment	5 years
Office Computers & Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property, equipment, and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees, legal patent, and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Income Taxes

Nimbus Engineering Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken, or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its power relays to customers.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021 and December 31, 2020 amounted to $25,482 and $52, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 11, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. PROPERTY AND EQUIPMENT

As of December 31, 2021 and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,		2021		2020
Furniture & Fixtures	$	3,398	$	3,398
Machinery & Equipment		770		770
Office Computers & Equipment		12,714		12,714
Property and Equipment, at Cost		**16,882**		**16,882**
Accumulated depreciation		(6,753)		(3,376)
Property and Equipment, Net	**$**	**10,129**	**$**	**13,505**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021 and 2020 were in the amount of $3,376 and $3,376, respectively.

4. INTANGIBLE ASSETS

As of December 31, 2021 and December 31, 2020, intangible asset consist of:

As of Year Ended December 31,		2021		2020
Patent	$	26,974	$	26,974
Intangible assets, at cost		**26,974**		**26,974**
Accumulated amortization		(5,395)		(2,697)
Intangible assets, Net	**$**	**21,579**	**$**	**24,277**

Entire intangible assets have been amortized. Amortization expenses for trademarks and patents for the fiscal year ended December 31, 2021 and 2020 were in the amount of $2,697and $2,697, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period		Amortization Expense
2022	$	(2,697)
2023		(2,697)
2024		(2,697)
2025		(2,697)
Thereafter		(10,790)
Total	**$**	**(21,579)**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 15,000,000 shares of common shares with par value of $0.0001. As of December 31, 2021, and December 31, 2020, 11,750,000 shares have been issued and are outstanding.

6. SHAREBASED COMPENSATION

During 2017, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 750,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of two years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	497,188	$ 0.01	-
Granted	127,500		
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2020	624,688	$ 0.01	6.75
Exercisable Options at December 31, 2020	624,688	$ 0.01	6.75
Granted	31,250	$ -	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2021	655,938	$ 0.01	6.21
Exercisable Options at December 31, 2021	655,938	$ 0.01	6.21

Stock option expenses for the years ended December 31, 2021, and December 31, 2020 were $291 and $588, respectively.

7. DEBT

Convertible Note(s)

Below are the details of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Discount	Valuation CAP	Maturity Date
2018 Convertible Notes (various lenders)	$ 850,000	6.00%	Fiscal Year 2018	20%	$ 15,000,000	08.27.2019
2019 Convertible Notes (various lenders)	$ 275,000	6.00%	Fiscal Year 2019	20%	$ 15,000,000	08.31.2020
2021 Convertible Notes (various lenders)	$ 430,000	6.00%	Fiscal Year 2021	20%	$ 15,000,000	02.28.2022
Total	$1,555,000					

Debt Instrument Name	2021 Interest Expense	2021 Accrued Interest	2021 Current Portion	2021 Non-Current Portion	2021 Total Indebtedness	2020 Interest Expense	2020 Accrued Interest	2020 Current Portion	2020 Non-Current Portion	2020 Total Indebtedness
2018 Convertible Notes (various lenders)	51,000	153,000	850,000	-	850,000	51,000	102,000	850,000	$ -	850,000
2019 Convertible Notes (various lenders)	16,500	126,500	275,000	-	275,000	55,000	110,000	275,000	$ -	275,000
2021 Convertible Notes (various lenders)	25,800	25,800	430,000	-	430,000	-				
Total	$ 93,300	$ 305,300	$1,555,000	$ -	$ 1,555,000	$ 106,000	$ 212,000	$ 1,125,000	$ -	$ 1,125,000

The convertible notes are convertible into preferred shares at a conversion price. The conversion price is defined as equal to an amount obtained by dividing (x) $15,000,000 (Valuation CAP) by (y) the Fully Diluted Capitalization of the Company. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (164,902)	$ (34,527)
Valuation Allowance	164,902	34,527
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		**2021**		**2020**
Net Operating Loss	$	(284,705)	$	(119,803)
Valuation Allowance		284,705		119,803
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $954,105, and the Company had state net operating loss ("NOL") carryforwards of approximately $954,105. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

There are no related party transactions.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

On April 30, 2021, the company entered into a lease contract with an owner to rent business premises at 2030 Vallejo Street, San Francisco, CA. Base rent is $5,600 per month and the lease ends on May 31, 2022. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation	
2022	$	14,934
2023		-
2024		-
2025		-
Thereafter		-
Total future minimum operating lease payments	**$**	**14,934**

Rent expenses were in the amount of $65,515 and $30,000 as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through February 11, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $449,948, an operating cash flow loss of $409,251, and liquid assets in cash of $54,628, which is less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Nimbus

Powering The World With Light


nimbus
Powering the world with light
The clean energy technology of the future

Website · San Francisco, CA · CLEAN TECHNOLOGY

Using advanced energy transfer technology to power heavy-duty industrial automation. Our vision is to power modern civilization with light, dramatically altering the future of energy technologies across the industrialized world.

$0.00 raised

0 Investors	$50M Valuation
$3.89 Price per Share	$248.96 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview · Team · Terms · Updates · Comments · Follow

Reasons to Invest

- Amazon: Currently negotiating robotics project with Amazon
- Revenue: Generated hundreds of thousands in revenue to date
- DARPA: Awarded 2022 Phase I contract for advanced air-to-air laser power transmission technology

Powering the world with light

Nimbus Engineering is disrupting wireless power technology. Nimbus' patented Power Relay Technology harnesses the energy of LED and solar light to power warehouse robotics and electric vehicles, unlocking a new future in clean energy. We take pride in being a green energy company.


Nimbus has some of the most advanced energy transfer technology on the planet,

and has been granted the only known patents.


We have found product market fit in automation.
which is growing exponentially.
And maintain a strong vision.
To dramatically alter the future of energy technology across the industrialized world.

THE PROBLEM

The booming e-commerce market strains industrial robotic lifecycles making maintenance expensive and inefficient

Industrial automation is a powerful tool in the expanding e-commerce industry, but the batteries used to power this automation are expensive, require downtime to recharge, and are inefficient for long-term use. Industrial robotic battery life cycles are finite and the battery is disposed of afterwards. This has a direct impact on the planet and the bottom line.

THE SOLUTION

A revolutionary energy technology that's lighting the way for a better tomorrow

We believe Nimbus has developed the ultimate charging solution for industrial automation with clean energy. Our Power Relays use light to wirelessly transmit energy. With our proprietary Power Relay, an LED spotlight can transmit energy over 50 feet where it is converted into electricity. This allows warehouse robots to be recharged over far distances and work 24/7 without ever having to stop and charge at a dock.

Nimbus Power Relays leverage unique technology, using light to transmit high power across long distances.

A new system of moving energy in a renewable way



ECO
129
mi
POWER
43%



A typical robot battery pack utilizes 1 kWh of Lithium-ion batteries. The creation of this battery pack results in 150 kg of CO2 being put into the atmosphere. Hundreds of thousands of bots means hundreds of millions of kg of CO2 pollution.

Nimbus Power Relays can dramatically increase the health of batteries — making them last up to 5 times longer, offsetting environmental impacts and preventing the need for an additional robot unit — a cost savings of $50K or more.



Volumetric Power Receiver
Collapsible Handle
Air Flow Exhaust Port
Protective Faceplate
Adjustable Mount
Durable & Lightweight Shell

Our Business Model

Nimbus can be as nimble and unique as our customers need. We are able to engage in custom projects to build solutions for customers' specific systems.

Nimbus sells hardware to major retail corporations with a monthly subscription fee, and also delivers custom projects to build solutions for specific systems. Nimbus Relays can operate for 15+ years, providing strong recurring revenue streams under the subscription model. Total cost per project for our customers typically ranges from $200K-$500K, with hardware units ranging from $5 to $50K. A standard automation customer may have 50 warehouses, which translates to an estimated $10M in hardware Relay sales per warehouse — a $500M addressable demand.


Standard automation customer
$10M in hardware relay sales per warehouse
50 warehouses per customer
$500M addressable demand per customer

THE MARKET

Electrifying the renewable wireless power market

The e-commerce market is currently at $3.5 trillion, and projected to reach $7.5 trillion by 2026. This brings an increasing need for warehouses and robotic automation - which require batteries and charging solutions. The adoption of new wireless power solutions will be critical in differentiating the most successful players from those using old plug-in solutions.



The industrial automation market alone is valued at over $179B in 2020 and is slated to hit $355B by 2028. Our product can go beyond both the e-commerce and the industrial automation markets. We can reach consumer electronics, electric vehicle charging and more, and we have the only known patents in the world for this technology.


How Nimbus technology is different:
High power
Absorbs high specific power without excessive heating
Long range
Works over 50 feet using focused beams of light
Durability
Can handle 10+ years or 100,000 hours of continuous use

OUR TRACTION

Unique patents granted and Fortune 100 customers secured

Nimbus is currently deploying Power Relay Technology for major commercial adoption in the industrial sector and we have additional products being developed for the consumer market.



Key milestones:

- 3 full utility patents granted
- Product launched
- Fortune 100 customers secured
- Hundreds of thousands in revenue

WHY INVEST

Be a part of the future of clean energy technology across multiple sectors


We have developed a new way of
moving energy in a renewable way.

Nimbus's goal is to be one of the world's most advanced energy technology firms. We have developed a new way of moving energy in a renewable way. Power Relay Technology is a fundamental new breakthrough in energy transmission with an enormous range of future applications. Our short-term market penetration into industrial automation of warehouses and manufacturing is naturally leading to the powering of electric forklifts and small EVs. Eventually, we will power robotic fleets and delivery vehicles using relay technology, eliminating the need for stationary charging.

Future uses could include:


3-5 kW Emitter
Receiver Face
Integrated Receiver
NIMBUS 1
Electric Vehicle
Electric Vehicle urban/suburban
automated wireless charging solution
100 km range per night
Aftermarket Receiver Integration
20 meter range
2-3 kW receiver capacity


POWER RELAY TECHNOLOGY
Powering the next generation of ultra
high-definition displays. Never worry
about wires again.

In the Press

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Meet Our Team



William Diggins

CEO

William Diggins is a founding member of Nimbus Engineering, Inc. Mr. Diggins studied business at Western Illinois University and brought with him several years of management and consulting experience. Prior to Nimbus, Mr. Diggins worked to identify areas in which his clients could cut costs and increase profits through specialized optimization exercises, helping them save $2-$5M on average over a 12-month period of performance.



Alexander Diggins

CTO

Alexander Diggins is a founding member of Nimbus Engineering, Inc. Mr. Diggins is a highly skilled inventor with a background in theoretical and applied physics from Perdue University. He has managed a variety of technically challenging projects, including, but not limited to, the design and manufacturing of the Wireless Power Relay™ along with several standalone energy storage system prototypes throughout his 5+ years at Nimbus Engineering. Mr. Diggins is the author of several patents, 3 of which have been granted by the US PTO.



Matt Jerrild

CFO

Matt Jerrild is a founding member of Nimbus Engineering, Inc. Mr. Jerrild studied Economics at the University of Connecticut and most recently held the position of Assistant Controller at small media company in Westport, CT before joining Nimbus Engineering in 2017 as Chief Financial Officer. Mr. Jerrild managed an annual budget of $16M before joining Nimbus and has managed an additional $2M since signing on.



Professor Jennifer Dionne

Advisor

Jennifer Dionne is an associate professor of Materials Science and Engineering at Stanford. Jen received her Ph. D. in Applied Physics at the California Institute of Technology, advised by Harry Atwater, and B.S. degrees in Physics and Systems & Electrical Engineering from Washington University in St. Louis. Prior to joining Stanford, she served as a postdoctoral researcher in Chemistry at Berkeley, advised by Paul Alivisatos. Jen's research develops new optical materials and microscopies to observe chemical and biological processes as they unfold with nanometer scale resolution. She then uses these observations to help improve energy-relevant processes (such as photocatalysis and energy storage) and medical diagnostics and therapeutics.



Professor Krishna Saraswat

Advisor

Professor Saraswat is working on a variety of problems related to new and innovative materials, structures, and process technology of silicon, germanium and III-V devices and interconnects for VLSI and nanoelectronics. Areas of his current interest: new device structures to continue scaling MOS transistors, DRAMs and flash memories to nanometer regime, 3-dimentional ICs with multiple layers of heterogeneous devices, metal and optical interconnections and high efficiency and low-cost solar cells.



Professor Jonathan Fan

Advisor

Jonathan was born in Columbus, Ohio. He received his BSE degree in Electrical Engineering from Princeton University in 2004 with highest honors and his PhD in Applied Physics from Harvard University in 2010 under the supervision of Professor Federico Capasso. He is currently an Assistant Professor in the Department of Electrical Engineering and Director of the FTF Lab in the Stanford Nanofabrication Laboratory.



William Frederick Diggins Sr.

Chairman

Bill Diggins has had a successful, international career in management consulting, media production, and executive management. He worked in consulting and executive capacities with firms that included the Alexander Proudfoot Company, Institute of Management Resources, and PricewaterhouseCoopers. He provided services that involved systems integration, organizational development, and strategic planning, to achieve substantial savings for a wide variety of clients, including Tektronix, Nissan, Semiconductor Systems, Schlumberger, and the Los Angeles Times. While with the Alexander Proudfoot Company, Mr. Diggins led an international division of more than 150 consultants in Europe, Asia, and South America. Bill has also been the primary financial resource pushing this technology forward.

Offering Summary

Company :	Nimbus Engineering Inc.
Corporate Address :	2030 Vallejo St, Unit 803, San Francisco, CA 94123
Offering Minimum :	$9,997.30
Offering Maximum :	$1,069,998.96
Minimum Investment Amount (per investor) :	$248.96

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	2,570
Maximum Number of Shares Offered	275,064
Price per Share	$3.89
Pre-Money Valuation	$49,962,187.50

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

Tier 1 Perk — Invest $1,000+ and receive 5% bonus shares

Tier 2 Perk — Invest $2,500+ and receive Power Relay System + 10% bonus shares

Tier 3 Perk — Invest $10,000+ and receive 15% bonus shares

Tier 4 Perk — Invest $25,000+ and receive 20% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Nimbus Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.89 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $389. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as the Subscriber’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Charging is one of the biggest issues across every major industrial sector. From Electric vehicles to robots in warehouses, charging represents one of the largest pain points still unsolved.

As the world reaches for sustainability, we need new energy technologies to get there. Nimbus has invented a new way to charge any electric system, at a distance, using light. We call it: the Power Relay.

Relays utilize advanced semiconductor technology and photoluminescent material to volumetrically absorb light.

Relays have the distinct advantage of providing high power at long distance.

We are able to do this for any system, whether it be a robot in a warehouse, an electric vehicle in a parking lot, or even the TV in your home.

Using light to power autonomous robots is one of our most exciting applications.

Companies like Amazon and Walmart have hundreds of thousands of robots fulfilling orders for their customers and because they want their fleets operating 24/7, they are constantly having to replace batteries.

We can use Power Relays to beam energy to robots as they work, making sure they're always charged up and ready to go. By keeping their batteries at a high state of charge, we can take their lifetime from 1 year to as much as 5 or even 10 years in some cases.

This means saving the world billions per year on battery replacement costs as well as preventing millions of tons of CO_2 that would have been put into our atmosphere by replacing the batteries.

Nimbus is bringing this technology to market across many industries and has already generated $150,000 in revenue from one of the world's largest companies.

We've raised $1.8M dollars from both Venture Capital and angels.

And with that money: we created our product and obtained the only patents in the world on our technology.

Invest in Nimbus and join us on our mission to power the world with light.

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Information Regarding Length of Time of Offering

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